CARL ZEISS MEDITEC

RECEIVED

2009 APR 28 A 6:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-105

Fax: +49 36 41/ 220-117

e-mail: j.brajer@meditec.zeiss.com

Division/Dept.: Corporate Affairs
Your contact: Jens Brajer

[redacted]

09045971

Our ref.: JB/LFi
Date: 2009-04-22

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	**Date of release**
Press Release	2009-02-22

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Corporate Affairs

i. A.

Lydia Fischer
Assistant Corporate Affairs

4/28

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec with solid development in First Half of 2008/2009

(JENA, 22 April 2009) Despite the difficult conditions in several markets, Carl Zeiss Meditec showed a solid development in the first six months of the current fiscal year and successfully counteracted the effects of the weak economy.

The company generated revenues of EUR 336.7 million (last year: EUR 299.4 million) in the first six months of fiscal year 2008/2009 (October 1, 2008 – March 31, 2009), corresponding to an increase of 12.5% over the same period last year. Earnings before Interest and Taxes (EbIT) were also very healthy and, contrary to the economic trend in many global markets, increased by more than 20% over the same period last year to EUR 38.9 million (EUR 32.1 million).

"In light of the global economic situation, we are thoroughly satisfied with this development and see ourselves strengthened in our belief that, even in difficult times, it is possible to achieve solid and stable business development by focusing on the needs of customers, the innovative power of our own company and by implementing the right measures at the right time," states Dr. Michael Kaschke, President and CEO of Carl Zeiss Meditec AG. "Therefore, as already announced, we can adhere to our ongoing dividend policy and have proposed to the General Meeting in 2009 a dividend payment in the amount of EUR 0.18 per share," he continued.

The complete 6 Month Report of Carl Zeiss Meditec AG will be published on May 14, 2009.

Contact:

Eva Sesselmann
Director Corporate Communications
Carl Zeiss Meditec AG
Göschwitzer Strasse 51-52
07745 Jena
Germany
Phone: +49 3641 220-331
Fax: +49 3641 220-112
Email: press@meditec.zeiss.com

Patrick Kofler
Director Investor Relations
Carl Zeiss Meditec AG
Göschwitzer Strasse 51-52
07745 Jena
Germany
Phone: +49 3641 220-106
Fax: +49 3641 220-117
Email: investors@meditec.zeiss.com

Pressemitteilung

CARL ZEISS MEDITEC

Company profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is listed on the TecDAX of the German Stock Exchange and is one of the world's leading medical technology suppliers.

The company supplies innovative technologies and application-oriented solutions designed to help doctors improve the quality of life of their patients. It provides complete packages of solutions for the diagnosis and treatment of eye diseases – including implants and consumable materials. The company creates innovative visualization solutions in the field of neuro/ENT surgery. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies such as intraoperative radiation therapy.

In fiscal year 2007/2008 (30 September), the around 2,100 employees generated revenue of approximately EUR 600 million. Carl Zeiss Meditec is headquartered in Jena, Germany. The company has subsidiaries in Germany and abroad; more than 50 percent of its employees are based in the USA, Japan, Spain and France.

Thirty-five percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups engaged in the optical and opto-electronics industry. The five independently managed business units of Carl Zeiss AG operate in the future-oriented markets of Medical and Research Solutions, Industrial Solutions and Lifestyle Products. Carl Zeiss AG is headquartered in Oberkochen, Germany. During fiscal year 2007/08 (30 September), the group posted sales of around EUR 2.7 billion. Carl Zeiss has around 13,000 employees in more than 30 countries, over 8,000 of them in Germany.

For more information, please go to: http://www.meditec.zeiss.de

Pressemitteilung